DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com
John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

CONFIDENTIAL TREATMENT REQUESTED

BY PAYLOCITY HOLDING CORPORATION

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

February 14, 2014

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:                                         Barbara C. Jacobs, Assistant Director

Ji Kim, Attorney-Advisor

Mark P. Shuman, Branch Chief — Legal

Laura Veator, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Re:                                                                             Paylocity Holding Corporation

Registration Statement on Form S-1

Filed on January 30, 2014

File No. (333-193661)

Ladies and Gentlemen:

We are writing on behalf of Paylocity Holding Corporation (the “Company” or “Paylocity”) in response to the February 12, 2014 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 which was filed with the Commission on January 30, 2014 (the “Registration Statement”).

Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”).

For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.  This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response.  Page references in this letter are to page numbers in Amendment No. 1.

Prospectus Summary

Overview, page 1

1.                                      We note your response to prior comment 1. In the materials you have provided in support of your statement that you are a leading provider of cloud-based payroll and HCM solutions, it is unclear whether the companies identified therein also offer cloud-based payroll and HCM solutions and how you compare against them in terms of revenue, client base, operating history or technology, among other factors that may be used to assess your market-leading position. Furthermore, while you have identified your leading position to be in the market for medium-sized organizations that may have up to 1,000 employees, you disclose that the average number of client employees is approximately 100 employees. We also note that a significant majority of the companies identified in the reports you provided serve medium-sized organizations but have significantly larger client bases than you. Please convey additional information regarding your status relative to your competitors to provide context for your claim that you are a leading provider. It appears that you should more precisely describe the market in which you have a leading position and qualify your assessment of your market position as your opinion or belief.

Response:  In response to the Staff’s comment, the Company has revised its disclosure to remove references to “leading.”

2.                                      We note your response to prior comment 2. Please disclose here that you do not have long-term contracts with your customers and that your standard agreements with clients are generally terminable by your clients upon 60 or fewer days’ notice.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 1 to disclose that the Company does not have long-term contracts with its clients, and that its agreements are generally terminable on 60 days or less notice.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 45

3.                                      We note your supplemental response to prior comment 6 and your new proposed key metric. Please clarify whether the definition of recurring fees from new clients only includes clients that have not used any of your solutions for a full year, or if it also includes existing clients that have expanded the scope of their use of your products to additional solutions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 47 to clarify that the definition of recurring fees from new clients includes clients that have not used any of the Company’s solutions for a full year.

Results of Operations, page 50

4.                                      We note that the annualized increase in research and development expense and general and administrative expense per additional employee for the six months ended December 31, 2013 appears higher than the increase in research and development expense and general and administrative expenses per additional employee for the other periods presented. Similarly, the increase in sales and marketing expense per additional employee for the year ended June 30, 2013 appears higher than the increase in sales and marketing expense per employee for the other periods presented. Please clarify your disclosure to explain these differences, including the nature of different functions or activities the increase in head count is attributable to, if applicable.

Response: In response to the Staff’s comment, the Company has provided clarifying disclosure on pages 54 and 57.

Management

Compensation Committee Interlocks and Insider Participation, page 92

5.                                      We note your revised disclosure on page 92 was not responsive to prior comment 9. Item 407(e)(4)(i)(C) of Regulation S-K requires that disclosure required under Item 404 with respect to compensation committee members be presented under the Interlocks heading. Please present all required information that is responsive to Item 404 under the Interlocks heading. To reduce or eliminate redundant disclosure, you may include a cross-reference in the Certain Relationships and Related Party Transactions section to the related-party transaction disclosure you provide under the Interlocks heading.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 93-96 to present Item 404 disclosure under the Interlocks heading.

Consolidated Financial Statements for the years ended June 30, 2011, 2012 and 2013

Notes to the Consolidated Financial Statements

(12) Redeemable Convertible Preferred Stock, page F-19

6.                                      Please note that we are continuing to evaluate your response to prior comment 11. We may have further comments.

Response: The Company acknowledges that the Staff continues to evaluate the Company’s response to prior comment 11.

Consolidated Financial Statements for the Six Months Ended December 31, 2013

Consolidated Balance Sheet as of June 30 and December 31, 2013, page F-27

7.                                      We note that you had $1.6 million in net deferred tax assets as of December 31, 2013. Please clarify the factors you considered in determining you will be able to realize these benefits in light of the fact that you had a net loss before taxes of $2.8 million for the six months ended December 31, 2013, and net income before taxes of $15,000 for the year ended June 30, 2013. If you are relying on future taxable income to realize these assets, please clarify how it is based on objectively verifiable evidence, and how you considered your most recent results and the trend in your results in this analysis. We refer you to ASC 740-10-30-23.

Response: The Company respectfully advises the Staff that the Company considered its quarterly operating results and discussion of quarterly trends and seasonality contained in the Registration Statement as objective evidence regarding the Company’s future profitability in determining that a valuation allowance on its net deferred tax assets as of December 31, 2013 was not warranted.  Specifically, the Company’s recurring revenue and operating income historically has increased during the third quarter of its fiscal year as a result of the Company’s preparation of W-2 documents for its clients’ employees.  The Company historically has incurred losses in the first and second quarters of its fiscal year only to record significant income in the third quarter of its fiscal year, as most recently evidenced by its results for fiscal 2013, as presented in the Registration Statement and its quarterly results for fiscal 2011 and 2012.  The Company respectfully advises the Staff that nothing in its year-to-date results would lead the Company to believe that the seasonality established in fiscal 2011, 2012 and 2013 will not be repeated in fiscal 2014.

The Company also considered its established history of generating deferred tax assets resulting from net operating losses that were subsequently utilized as a result of taxable net income in later periods.  Specifically, the Company notes that in fiscal 2012 and 2013, the Company utilized net operating losses generated in fiscal years 2009 through 2011.  Given the significant portion of net deferred tax assets resulting from net operating loss carry-forwards, the significant carry-forward periods available to the Company with which to utilize those carry-forwards which expire between 2029 and 2031, and the Company’s recent utilization of net operating loss carry-

forwards over the course of the past two fiscal years, the Company believes that a valuation allowance as of December 31, 2013 is unwarranted.

In addition, the Company notes that the increase in the Company’s net loss for the six-month period ended December 31, 2013 over the six-month period ended December 31, 2012 was the result of one-time costs included in general and administrative expense, as described on page 54, that are related to undertaking of this offering.  Due to the one-time nature of the costs that created a proportionately higher net loss than the net loss (or gain) incurred in prior periods, the Company does not believe this constitutes a trend.

Given the considerations discussed above, the Company determined that it is more likely than not that the net deferred tax assets as of December 31, 2013 will be realized.  This conclusion is consistent with the Company’s evaluation of its net deferred tax assets as of June 30, 2013 as described on page F-18.  The Company will continue to evaluate its net deferred tax asset position each quarter and determine whether a valuation allowance is warranted based on the facts at that time.

Notes to the Consolidated Financial Statements

(6) Benefit Plans

(a) Equity Incentive Plan, page F-36

8.                                      We have reviewed your letter, dated February 6, 2014 and note that your expected price range represents a significant increase in the fair value of your stock as compared to the fair value determined by your board of directors on July 8, 2013. We note your explanation of the factors that contributed to this difference. Please tell us the quantitative impact that each of these factors had on the increase in the fair value of your common stock.

Response:  The Company respectfully advises the Staff that as of the July 8, 2013 valuation date, the board of directors used the valuation report prepared on May 31, 2013 as part of its assessment of arriving at a fair value of $4.69 per share as described on pages 67 and 68 of the Registration Statement, which represented a 44% increase from the arms-length transaction in June 2012 in which the Company issued 8.5 million shares of Series B Preferred Stock for $3.25 per share.  At the time of the July 8, 2013 valuation, the Company had not yet interviewed or engaged underwriters for an initial public offering (“IPO”) or received any indication of value for the Company.  In the Company’s letter to the Commission dated February 6, 2014, the Company cited key factors contributing to the increase in the per share price from the determination date, including access to public markets and liquidity resources, enhanced marketability of the Company’s stock, and IPO probability considerations.

With respect to marketability and IPO weighting, as the IPO timeframe was assumed to be unlikely in the near-term on the valuation date, the independent valuation consultants applied marketability discounts and other adjustments to revenue multiples commensurate with a private company who may have limited access to capital and other resources.  The Preliminary Price Range in the Company’s letter to the Commission dated February 6, 2014 (the “Preliminary Price Range”) inherently assumes that an IPO will occur, and thus appropriately excludes any discounts for lack of marketability and other revenue multiple adjustments.

The likelihood of an IPO was greatly increased when the Company began the proposal process for underwriter selection in October 2013.  Upon selection of the underwriters, the estimated timeframe for an IPO accelerated from unlikely in the near-term to likely.  Given this assumption, the Company expects that the valuation approach taken by the independent valuation consultants would have eliminated marketability discounts, used different weightings of the valuation methodologies employed and used higher revenue multiples.  Based on the Company’s analysis, which includes input from our independent valuation consultants, we estimate that the combination of increased revenue multiples and the elimination of marketability discounts explain the increase in valuation by [***]% or approximately $[***] per share.

Beyond the factors noted in the February 6, 2014 letter to the Commission, the share price range in the Preliminary Price Range has also been impacted by the Company’s business results since the valuation.  On a trailing twelve months basis, total revenues have increased [***]% from the valuation date.  Based on the Company’s analysis, which includes input from our independent valuation consultants, we estimate that this factor explains approximately $[***] of the increase in price per share or a [***]% increase from the share price after adjusting for marketability discounts and revenue multiple adjustments.

Since July 8, 2013, the Company has made substantial progress towards the completion of an IPO. During the week of February 3, 2014 representatives of Deutsche Bank Securities Inc., the lead underwriter for the Company’s initial public offering and on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share.

Beyond the initial adjustments that would have been necessary to the original valuation report due to the near term probability of an IPO and the update for revenue performance since the valuation date, the Company believes that several other factors contributed to the difference between the $[***] midpoint of the Preliminary Price Range and the share price determination on July 8, 2013.  The comparable companies in the underwriters’ valuation models that influenced the Preliminary Price Range included a number of successful SaaS IPOs which occurred since the Company’s share price was determined on July 8, 2013, including Cvent, Inc. (priced August 8, 2013), Benefitfocus, Inc. (priced September 17, 2013), and Veeva Systems Inc. (priced October 15, 2013), whose share prices increased by 80%, 149%, and 57%, as of February 13, 2014, from their respective IPO prices. The Ultimate Software Group, Inc., the Company’s closest payroll and human capital management public company peer, and a company that was included in the valuation comparables used by the independent valuation consultants, has seen its share price increase approximately 34% from July 8, 2013 to February 13, 2014.  Thus, the Preliminary Price Range also reflects the recent substantial market increases of comparable companies and recent SaaS IPOs, as well as the strong performance of broader equity market indices. Additionally, the Company’s price range was based on an expanded set of guideline companies to reflect an increase in the general prominence of the Company as a SaaS-based offering as it becomes a public company.  These are all factors which were not present during the May 31, 2013 valuation or the subsequent determination of the Company’s share price on July 8, 2013.  Based on the Company’s analysis, which includes input from the Company’s independent valuation consultants, the Company estimates that these factors explain up to approximately $[***] of difference between the valuation and the Preliminary Price Range.

In summary, the Company estimates the approximate quantification of the factors inherent in the Preliminary Price Range included in the February 6, 2014 letter to the Commission as well as the recent factors including the Company’s performance and recent market activity as follows:

7/08/2013 valuation share price	$	[***]

Marketability discounts, revenue multiple adjustments, and IPO weighting considerations	$	[***]

Revenue performance since valuation	$	[***]

Subtotal before market estimate adjustment	$	[***]

Public market estimate since valuation and through Feb 6, 2014	$	[***]

Total including market estimate adjustment	$	[***]

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (512) 457-7090 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.

John J. Gilluly III, P.C.
Partner

Enclosures

cc:                                Steven R. Beauchamp (Paylocity Holding Corporation)

Peter J. McGrail (Paylocity Holding Corporation)

Christopher J. Austin (Goodwin Procter LLP)